

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Dr. Paul Goddard
Chairman and Chief Executive Officer
ARYx Therapeutics, Inc.
6300 Dumbarton Circle
Fremont, California 94555

  Re: **ARYx Therapeutics, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 30, 2010
    Supplemental Response filed September 8, 2010
    File No. 001-33782

Dear Dr. Goddard:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Jeffrey P. Riedler
          Assistant Director